

March 28, 2025

John Markovich
Chief Financial Officer
D-Wave Quantum Inc.
2650 East Bayshore Road
Palo Alto, CA 94303

        Re: D-Wave Quantum Inc.
             Registration Statement on Form S-3
             Filed March 21, 2025
             File No. 333-286008

Dear John Markovich:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Christina C. Russo